Cobham plc

Brook Road, Wimborne,
Dorset, England BH21 2BJ.
Telephone (01202) 882020.
Fax (01202) 840523.

COBHAM

RECEIVED
2006 OCT 16 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06017448

SUPPL

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

Our ref: L/COB/88.2/20002

2nd October 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 19 September 2006.
2. General Purposes Committee resolution allotting securities dated 21 September 2006.
3. Notice of allotment of shares or securities on Form 88(2) dated 19 September 2006.
4. Notice of allotment of shares or securities on Form 88(2) dated 26 September 2006.
5. Stock Exchange announcement dated 29 September 2006 relating to viewing the company's interim report.
6. Interim Report 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

We take this opportunity to include an updated list identifying the public information Cobham plc is required to make public, file with Exchange or distribute to security holders.

Yours faithfully
for Cobham plc

dlw
10/17

J M Pope
Company Secretary/Solicitor

File No. 8234923

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 19th September 2006

Present: **A E Cook - Chairman**
W G Tucker

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (2004 – [Un-approved ("U) & Approved "A"]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20.09.04	D Squires	07.04.06	24,130 "U"	£32,511.15
20.09.04	"	"	22,260 "A"	£29,991.63

It was resolved that a total of 46,390 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
D Squires	24,130	1.322333
"	20,260	1.322333

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 46,390 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

RECEIVED
2006 OCT 16 A 11:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 21st September 2006

Present:	A E Cook	-	Chairman
	W G Tucker	-	By telephone
In attendance:	J M Pope	-	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 20th September 2006 have given notice to the company (such notice being accompanied by the appropriate subscription price of £23,720.53) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 23,655 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedules dated 20th September 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....

Chairman

Closure report dated 20th September 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 21st September 2006

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005777288366	151105	5	1.24	1.215	MR	BARLOW	NS	193	239.32	12 ORCHID DRIVE	LUDGERSHALL	ANDOVER	SP11 9TE	NICHOLAS STEWART	WDS
004830096063	141102	5	0.769	0.744	MR	BARLOW	NS	1950	1499.55	12 ORCHID DRIVE	LUDGERSHALL	ANDOVER	SP11 9TE	NICHOLAS STEWART	FRL
005175397664	141103	5	0.939	0.914	MR	BARLOW	NS	1000	939.00	12 ORCHID DRIVE	LUDGERSHALL	ANDOVER	SP11 9TE	NICHOLAS STEWART	FRL
008570560156	151104	5	1.076	1.051	MR	BATCHELOR	JF	2360	2539.36	BADGERS CROFT	SHIPSTON ROAD	STRATFORD-UPON-AVON	CV37 8LZ	JOHN FREDERICK	PRECAN
008570141066	151104	3	1.076	1.051	MR	BUTLER	R	1410	1517.16	SOUTHOVER	PORTLAND AVENUE	SALISBURY	SP2 8BS	ROBERT	WDS
005175742464	141103	3	0.939	0.914	MR	CATLIN	LC	820	769.98	7 CYPRUS ROAD	TITCHFIELD COMMON	FAREHAM	PO14 4JY	LESLIE CHARLES	WDS
005777291366	151105	5	1.24	1.215	MR	FLAWS	GW	645	799.80	36 CASTLE ROAD	SALISBURY		SP1 3RJ	GORDON WILLIAM	WDS
008570632366	151104	5	1.076	1.051	MR	O'ROURKE	D	4720	5078.72	118 OWENFORD ROAD	COVENTRY		CV6 3FS	DAVID	PRECAN
008570122466	151104	3	1.076	1.051	MR	RAY	J	470	505.72	14 ANDREWS WAY	SALISBURY		SP2 8CR	JOHN	WDS
005175428664	141103	3	0.939	0.914	MR	RAY	J	650	610.35	14 ANDREWS WAY	SALISBURY		SP2 8CR	JOHN	WDS
005777396466	151105	3	1.24	1.215	MR	RAY	J	129	159.96	14 ANDREWS WAY	SALISBURY		SP2 8CR	JOHN	WDS
008570629365	151104	7	1.076	1.051	MR	ROBBINS	C	4720	5078.72	24 GLEBE ESTATE	WILMCOTE	STRATFORD-UPON-AVON	CV37 9XL	COLIN	PRECAN
005175470064	141103	3	0.939	0.914	MRS	SANSOME	PL	650	610.35	83 CHALVINGTON ROAD	CHANDLER'S FORD	EASTLEIGH	SO53 3DY	PAULA LEANNE	WDS
005175455764	141103	3	0.939	0.914	MRS	THIRD	CM	1310	1230.09	1 SAVILLE GARDENS	FAREHAM		PO16 7RA	CHRISTINE	WDS
005777287266	151105	5	1.24	1.215	MRS	THIRD	CM	258	319.92	1 SAVILLE GARDENS	FAREHAM		PO16 7RA	CHRISTINE	WDS
004830312263	141102	5	0.769	0.744	MRS	THIRD	CM	2370	1822.53	1 SAVILLE GARDENS	FAREHAM		PO16 7RA	CHRISTINE	WDS
Totals								23655	£23,720.53						

SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	46,390		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 46,390
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] JM POPE Date 19/9/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 OCT 16 A 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 30470

Company name in full Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	23,655		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted: Ordinary 2.5p, £,	Number allotted: 23,655
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Thw - J M POPE Date 26/9/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE,
DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 20th September 2006
Originator: Yorkshire Building Society

Schedule 1 to
General Purposes Committee Minute dated 21st September 2006

AccountNumber	GrantDate	Term	OptionPrice	Share Premium	Title	Surname	Initials	ExercisedShares	Cost	Address1	Address2	Address3	Postcode	Forenames	Location
005777288366	151105	5	1.24	1.215	MR	BARLOW	NS	193	239.32	12 ORCHID DRIVE	LUDGERSHALL	ANDOVER	SP11 9TE	NICHOLAS STEWART	WDS
004830096063	141102	5	0.769	0.744	MR	BARLOW	NS	1950	1499.55	12 ORCHID DRIVE	LUDGERSHALL	ANDOVER	SP11 9TE	NICHOLAS STEWART	FRL
005175397654	141103	5	0.939	0.914	MR	BARLOW	NS	1000	939.00	12 ORCHID DRIVE	LUDGERSHALL	ANDOVER	SP11 9TE	NICHOLAS STEWART	FRL
008570550185	161104	3	1.076	1.051	MR	BATCHELOR	JF	2360	2539.36	BADGERS CROFT	SHIPSTON ROAD	STRATFORD-UPON-AVON	CV37 8LZ	JOHN FREDERICK	PRECAN
008370141050	161104	3	1.076	1.051	MR	BUTLER	R	1410	1517.16	SOUTHOVER	PORTLAND AVENUE	SALISBURY	SP2 8BS	ROBERT	WDS
005175743464	141103	3	0.939	0.914	MR	CATLIN	LC	820	769.98	7 CYPRUS ROAD	TITCHFIELD COMMON	FAREHAM	PO14 4JY	LESLIE CHARLES	WDS
005777291386	151105	5	1.24	1.215	MR	FLAWS	GW	645	799.80	36 CASTLE ROAD	SALISBURY		SP1 3RJ	GORDON WILLIAM	WDS
008870632365	161104	5	1.076	1.051	MR	O'ROURKE	D	4720	5078.72	118 OWENFORD ROAD	COVENTRY		CV6 3FS	DAVID	PRECAN
008870122465	161104	3	1.076	1.051	MR	RAY	J	470	505.72	14 ANDREWS WAY	SALISBURY		SP2 8QR	JOHN	WDS
005175429c64	141103	3	0.939	0.914	MR	RAY	J	650	610.35	14 ANDREWS WAY	SALISBURY		SP2 8QR	JOHN	WDS
005777290465	151105	3	1.24	1.215	MR	RAY	J	129	159.96	14 ANDREWS WAY	SALISBURY		SP2 8QR	JOHN	WDS
008570620385	161104	7	1.076	1.051	MR	ROBBINS	C	4720	5078.72	24 GLEBE ESTATE	WILMCOTE	STRATFORD-UPON-AVON	CV37 9XL	COLIN	PRECAN
005175470054	141103	3	0.939	0.914	MRS	SANSOME	PL	650	610.35	63 CHALVINGTON ROAD	CHANDLER'S FORD	EASTLEIGH	SO53 3DY	PAULA LEANNE	WDS
005175455764	141103	3	0.939	0.914	MRS	THIRD	CM	1310	1230.09	1 SAVILLE GARDENS	FAREHAM		PO16 7RA	CHRISTINE	WDS
005777297266	151105	5	1.24	1.215	MRS	THIRD	CM	258	319.92	1 SAVILLE GARDENS	FAREHAM		PO16 7RA	CHRISTINE	WDS
004830212263	141102	5	0.769	0.744	MRS	THIRD	CM	2370	1822.53	1 SAVILLE GARDENS	FAREHAM		PO16 7RA	CHRISTINE	WDS
Totals								23655	£23,720.53						

Regulatory Announcement

Company	Cobham PLC
TIDM	COB
Headline	Doc re. Interim Results
Released	15:46 29-Sep-06
Number	7336J

RNS Number:7336J
Cobham PLC
29 September 2006

Cobham plc

Interim results

The company's interim report has been sent to the UK Listing Authority's document viewing facility pursuant to LR 9.6.1R.

J M Pope

Company Secretary

END

Close

Interim Report 2006



COBHAM

Profile

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems in the air, on land, at sea and in space. The Company has five technology divisions and one service division that collectively specialise in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Contents



Front cover picture
US Army High Mobility Multipurpose Wheeled Vehicles (HMMWV) fitted with new high integrity passenger restraints and antennas provided by Cobham.

Pictured left
German police helicopters in use at the FIFA 2006 World Cup, fitted with surveillance technology provided by domo, who were acquired in June 2006.

Orders received
£865.5m (2005: £697.4m)

+24%

Total revenue*
(2005: £516.3m)

£517.2m

Trading profit*
£82.6m (2005: £74.7m)

+11%

Earnings per ordinary share – underlying*
4.97p (2005: 4.44p)

+12%

Earnings per ordinary share – basic
(2005: 3.41p)

6.87p

Recommended dividend per share
1.11p (2005: 1.01p)

+10%

Highlights

- **Strong organic growth**
- **Disposal of four non core businesses allowing focus on faster growing markets**
- **21% growth in revenue and 19% trading profit growth in technology divisions**
- **1.5 point increase in Group margin due to portfolio reshaping and operational efficiencies**
- **Double-digit growth in order intake gives order book of £1.7bn**
- **Robust balance sheet to fund acquisitions**

* In order to assist with the understanding of earnings trends, trading profit and underlying earnings have been defined to exclude the impact of the amortisation of intangible assets arising on acquisition and the impact of marking to market of foreign exchange derivatives not realised in the period. All underlying measures include the operational results of both continuing and discontinued businesses up to the point of sale, but exclude exceptional profits or losses arising on disposals actually completed in the period. None exist in the current period or comparatives, but any impairments of goodwill would also be excluded from underlying measures. See details on page 3.

Interim statement

> "We have delivered a strong financial performance reflecting the continued progress made implementing the Group's strategy. An increasing proportion of the business is now in faster growing market sectors and we have the balance sheet strength to exploit the growth opportunities they offer. We remain confident about the Group's growth prospects and the results for the full year."

Gordon Page, CBE, Chairman

Introduction
Cobham has again made progress in the first half of 2006 achieving double-digit growth in orders received, trading profit, underlying earnings and dividend. Strong performances were achieved in the Antennas, Defence Electronic Systems, Life Support and Flight Operations and Services divisions. Group margin increased by 1.5 points due to portfolio reshaping and operational efficiencies, with an increasing proportion of the business now in faster growing market sectors.

The Group order book stands at £1.7bn (2005: £1.5bn), reflecting success in winning new land, sea and air orders including Cobham's largest contract to date, worth AUS$1bn over 12 years, for the Coastwatch border-control programme in Australia.

Strategy
The Board is pleased with the implementation of the Strategic Plan announced last September. The portfolio reshaping has removed a number of underperforming businesses from the Group, enhancing profitability and growth prospects. The focus and streamlining has permitted the Group to concentrate resources on its core technologies and bring the best of Cobham to our customers.

Progress in aligning the divisions and operating them as a united group has been excellent. The five technology divisions have established clear identities and management structures that allow them to participate in cross-Cobham initiatives. This includes technology capability audits and the development of technology roadmaps, strategic marketing (especially in the Middle East and Asia) and key initiatives around working capital improvements and lean manufacturing. A number of projects are in progress to evaluate further site and business integration opportunities, with integration already underway in Cobham Life Support in the USA, Cobham Antennas in Marlow, and the consolidation of the three retained composite companies.

The objective of significantly increasing investment in R&D remains a key focus, with funding in the period increasing to the initial target level of 6%. The Group remains confident that, over the three year transformation period previously communicated, operational improvements will allow Cobham to generate savings sufficient to increase this rate to 7%. This will enable the technology divisions to exploit fully the considerable growth that their end markets offer.

Results
Total revenue for the first half of 2006, at £517.2m (2005: £516.3m) remained at a similar level to that for the first half of 2005, with over 20% growth in the technology divisions offset by disposals. Growth in Cobham Defence Electronic Systems related to US military requirements has offset the anticipated short term dip in deliveries for Cobham Air Refuelling and Auxiliary Mission Equipment, following strong years in 2004 and 2005. Trading profit increased by 10.6% to £82.6m (2005: £74.7m) reflecting a combination of the re-shaping of the Group's portfolio, revenue growth and delivery of operational efficiencies.

Underlying profit before tax increased by 12.7% to £78.9m (2005: £70.0m). Underlying earnings per share increased 11.9% to 4.97p (2005: 4.44p). Basic earnings per share grew by 101.5% to 6.87p (2005: 3.41p) mainly due to exceptional profits on disposals and gains on the revaluation of unrealised currency hedge assets.

In the first half of 2006, Cobham invested £23.9m (2004: £19.8m), equivalent to 5.9% (2004: 5.9%) of technology division revenues in R&D, in line with the Strategic Plan to accelerate growth across its businesses. Additionally, there was £16.1m of externally funded R&D revenue, raising the total R&D expenditure to more than 9%.

Disposals of Wallop Defence Systems, Precision Antennas, Atlas Composites and Slingsby Aviation raised cash proceeds of £51.5m and generated a total profit on disposal of £15.0m. In the period, four acquisitions at a total consideration of £26.9m were made: domo Limited, a leading provider of digital wireless video surveillance technology, Aerodata Flight Inspection GmbH in Germany; and the outstanding minority interests in Flight Precision Limited in the UK and Wavecall Communications Inc in the US. The Group announced the disposal of Dräger in July for a consideration of €64m.

The effective tax rate on underlying profit before taxation was 28.8% (2005: 28.4%). Cash generated from operations, at £73.7m (2005: £75.2m), was 2.0% lower, reflecting growth in working capital particularly in companies disposed of, prior to their sale. There has also been an increase in tax paid due to the elimination of tax losses in France and the disposal of FR HiTEMP. Net debt decreased from £168.3m at the end of 2005 to £84.9m as at 30 June 2006, primarily reflecting receipts from disposal activity and cash generated from operations.

An interim dividend of 1.11p, representing a 10% increase on the comparable period last year, has been approved by the Board and will be paid on 13 December 2006 to all shareholders on the register as at 17 November 2006.

Total revenue comprises the following:

£m	Restated half year to 30.6.05	Half year to 30.6.06	Year to 31.12.05
Revenue from continuing operations	443.4	**513.6**	970.3
Revenue from discontinued operations	72.9	**3.6**	120.1
Total revenue	516.3	**517.2**	1,090.4

Trading profit is calculated as follows:

£m	Restated half year to 30.6.05	Half year to 30.6.06	Year to 31.12.05
Result before joint ventures and associates	53.3	**91.1**	133.9
Share of post-tax results of joint ventures and associates	1.6	**1.7**	3.1
Operating profit from continuing operations	54.9	**92.8**	137.0
Profit on disposal of undertakings	–	**(1.9)**	–
(Gain)/loss on revaluation of currency instruments	13.7	**(10.7)**	16.1
Amortisation of intangible assets arising on acquisition	2.7	**1.6**	16.9
Trading profit from continuing operations	71.3	**81.8**	170.0
Trading profit from discontinued operations	3.4	**0.8**	7.7
Trading profit (underlying operating profit)	74.7	**82.6**	177.7

The underlying profit before tax is calculated as follows:

£m	Restated half year to 30.6.05	Half year to 30.6.06	Year to 31.12.05
Profit on continuing operations before taxation	50.2	**89.0**	126.0
Profit on disposal of undertakings	–	**(1.9)**	–
(Gain)/loss on revaluation of currency instruments	13.7	**(10.7)**	16.1
Amortisation of intangible assets arising on acquisition	2.7	**1.6**	16.9
Underlying profit before taxation from continuing operations	66.6	**78.0**	159.0
Underlying profit before taxation from discontinued operations	3.4	**0.9**	8.0
Underlying profit before taxation	70.0	**78.9**	167.0

The profit after tax used in the calculation of underlying EPS is as follows:

£m	Restated half year to 30.6.05	Half year to 30.6.06	Year to 31.12.05
Profit after taxation attributable to equity shareholders	38.2	**77.4**	97.6
Profit on disposal of continuing and discontinued undertakings (after tax)	–	**(15.0)**	(1.3)
(Gain)/loss on revaluation of currency instruments (after tax)	9.6	**(7.5)**	11.2
Amortisation of intangible assets arising on acquisition (after tax)	1.9	**1.1**	11.1
Underlying profit after taxation	49.7	**56.0**	118.6
Underlying earnings per ordinary share (pence)	4.44	**4.97**	10.58

Cobham Air Refuelling and Auxiliary Mission Equipment

£m	Half year to 30.6.05	Half year to 30.6.06	Change
Revenue	52.5	**41.2**	(21.5)%
Trading profit	9.9	**3.8**	(61.6)%

Cobham Antennas

£m	Half year to 30.6.05	Half year to 30.6.06	Change
Revenue	75.9	**92.0**	21.2%
Trading profit	16.6	**20.0**	20.5%

Cobham Air Refuelling and Auxiliary Mission Equipment

The financial performance in the first half reflects the anticipated dip in business prior to new programmes progressively coming on stream in 2008, following strong performances in 2004 and 2005. The Division continues to secure all major refuelling contracts and focus on investment in new technology, with UAV to UAV refuelling development continuing as part of the UK's ASTRAEA programme.

Further orders worth £14m were received for equipment to be fitted to the South African and Malaysia tanker versions of the A400M, with deliveries scheduled to commence in 2010.

Auxiliary mission equipment sales continue to grow, with an initial US$11m Lot 2 contract received for the Division's pneumatic weapons carriage release assembly, prior to full rate production. The Boeing Small Diameter Bomb is the initial weapon to be integrated onto the carriage. Following R&D investment into a new generation Multi Mission Launcher for NATO countries, the Division received its first order for equipment to be fitted to the Hungarian Air Force's Gripen aircraft.

Progress has been made across the Division implementing lean manufacturing improvements to reduce waste. In some areas of auxiliary mission equipment production there has been a 75% reduction in indirect labour used and a 50% reduction in the distance parts travel during production.

The recent announcement that 72 Eurofighter Typhoon aircraft will be supplied to Saudi Arabia is excellent news for the Division, which supplies a range of auxiliary mission equipment for the platform.

Cobham Antennas

Strong double-digit improvements in orders, revenue and trading profit. This reflects the growing demand for mobile communication systems for land, sea and airborne applications, particularly broadband satellite, and the positive impact of Cobham's lean manufacturing improvement programme. It is particularly pleasing that margin performance has been broadly constant despite currency headwind.

Deliveries of the Division's innovative interference cancellation system (mINCAN) to the US Coast Guard for marine vessels were completed. Further mINCAN orders were won for the US Light Armoured Vehicle Command and Control (LAV-C2) reflecting the growing need for secure multiple communication systems to operate in close proximity, with limited space on mobile platforms.

Preparations continue for integrating five locations into one new modern facility in Marlow, UK, organised around lean principles for engineering and operations to improve efficiency. The expected benefits are encouraging. For the highest volume electronic assembly produced in Marlow, a reduction in travel of 21km per assembly is projected throughout the production process with a 90% reduction in lead time. The integration of five composite sites to two has completed.

Cobham Avionics and Surveillance

Good growth in the covert tracking Law Enforcement and National Security (LENS) market continues, which will be enhanced through the acquisition of domo Limited completed in June. This growth has been offset by operational challenges in a small number of recently acquired French businesses.

Cobham's Electronic Flight Instrument System (EFIS) which is OEM fitted on the new Bell 417, continues to demonstrate strong technical and schedule performance with the first operational tests of the aircraft. As a consequence, the Division has received an initial order for US$10m in September. In the period, Cobham acquired the exclusive rights to complementary HeliSAS product technology which will provide stability augmentation for helicopter autopilots and reduce pilot workload.

As well as qualifying products for the A380 and A400M, the Division is benefiting from the upturn in the commercial market through its audio management technology. The helicopter market also remains robust with the Division's radios fitted to the recently selected UH-145 Light Utility Helicopter in the USA.

Cobham Defence Electronic Systems

Top and bottom line growth reflects the full inclusion of REMEC Defense & Space Inc, and continued strong organic growth across all products resulting from ongoing investment in leading edge technologies and US military communication requirements.

The demand for better network-centric communications for in and out of theatre operations has been particularly robust for tactical and strategic army communications. A multi-year contract worth up to US$49m was won for portable VHF antennas for the US Army. Sales of the digital Vehicle Intercom System (VIS) remain strong, including an agreement to supply the Ministry of Defence Army in Saudi Arabia. Across the Division, positions on US land, air and marine defence programmes continue to improve with good aftermarket prospects. A new VIS manufacturing facility was set up in the US to meet US Army demand.

As part of the Division's operational improvement programme, companies in the Rotating Systems centre of excellence were consolidated under a single management structure. Across the Division more than 40 new R&D programmes were started in the period, with companies benefiting from increased collaboration under a single Special Security Agreement (SSA).

Cobham Avionics and Surveillance

£m	Half year to 30.6.05	**Half year to 30.6.06**	Cha
Revenue	100.2	**100.8**	0.6
Trading profit	13.8	**13.4**	(2.9

Cobham Defence Electronic Systems

£m	Half year to 30.6.05	**Half year to 30.6.06**	Cha
Revenue	49.2	**100.7**	104.7
Trading profit	10.6	**23.3**	119.8

Cobham Life Support

£m	Half year to 30.6.05	Half year to 30.6.06	Change
Revenue	60.1	**73.0**	21.5%
Trading profit	10.5	**12.7**	21.0%

Cobham Flight Operations and Services

£m	Half year to 30.6.05	Half year to 30.6.06	Change
Revenue	99.1	**96.4**	(2.7)%
Trading profit	8.7	**9.6**	10.3%

Cobham Life Support
Strong double-digit growth in orders, revenue and trading profit, reflect the full impact of the acquisition of H Koch & Sons (Koch) and continued organic growth. Sales of aviation oxygen and missile components were consistent with the performance achieved in 2005.

Further orders were won for restraints to be fitted to the US Army's Tank-automotive and Armament Command (TACOM) fleet of High Mobility Multipurpose Wheeled Vehicles (HMMWV), and the Air Warrior personal cooling system. The US Army is interested in expanding use of the personal cooling system to ground vehicles.

An additional order was received for Cobham's fuel tank On Board Inert Gas Generating System (OBIGGS) for the Boeing C-17 Globemaster III Airlifter, and agreements for production and aftermarket support of the B787 OBIGGS were implemented.

As part of the Division's operational improvement programme, Koch in California is being integrated with Conax in Florida and its production line transferred to Florida in the first half of 2007. A business lean focus continues to be applied to products across the Division and in one area stock turns have increased from five to 16.

Cobham Flight Operations and Services
Cobham Flight Operations and Services' orders received grew by 225%. First half revenue was down only marginally, despite the loss of 'pass through' lease revenues as Qantas now provide their own aircraft for Cobham to operate. Trading profit increased by 10%, partially due to lower bid costs and reduction in 'pass through' revenues.

In Australia, the 12-year AUS$1bn Australian Coastwatch contract was signed for Cobham to provide key elements of a border patrol service to the Australian government, starting in January 2008, and an AUS$80m extension to an air freight contract agreed. More than US$250k of Cobham equipment will be on each of the ten Coastwatch Dash-8 aircraft.

A £7.5m contract extension was received by the FB Heliservices (FBH) joint venture to provide helicopters and support to the British Army Training Support Unit Belize (BATSUB) and the Government of Belize. FBH operates and supports more than 60 helicopters in seven countries.

In the UK, a DC-10 aircraft was converted to a tanker role in partnership with the Cobham Air Refuelling and Auxiliary Mission Equipment Division. The conversion was completed to a very competitive timescale and refreshed the skill base of the work force in preparation for the conversion of aircraft under the Future Strategic Tanker Aircraft (FSTA) programme.

As part of the Division's operational improvements programme, the business in Australia has been unified under a single management structure and new, integrated financial and engineering systems are being progressively introduced.

Outlook
Good first half results have been achieved, with the second half expected to be stronger in line with previous years. The strong performance in Cobham Defence Electronic Systems and anticipated dip in Cobham Air Refuelling and Auxiliary Mission Equipment is expected to continue in the short term. Excellent progress has been made on implementation of the strategy, with the proportion of the business in faster growing technologies and markets increased. Group margin rose by 1.5 points due to portfolio reshaping and the operating performance improvement programme.

In line with the strategy, Cobham will continue to allocate resources to areas of competitive advantage, whilst pursuing cost and collaboration efficiencies, and is on target to increase R&D by 25%. The Group will seek further acquisitions that enhance leadership positions across the high technology growth segments of the aerospace and defence markets and continue to keep the portfolio under review. Cobham will not hesitate to dispose of companies whose performance or expectations do not meet the Group's criteria.

The Board remains confident about the Group's organic and acquisition growth prospects and looks forward to continued progress for the remainder of 2006.

Allan E. Cook
Chief Executive
12 September 2006

Cobham. Six Divisions. One Standard

- Cobham Air Refuelling and Auxiliary Mission Equipment
- Cobham Antennas
- Cobham Avionics and Surveillance
- Cobham Defence Electronic Systems
- Cobham Life Support
- Cobham Flight Operations and Services

Consolidated income statement (unaudited)

For the half year ended 30 June 2006

£m	Note	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Continuing operations				
Revenue	3	**513.6**	443.4	970.3
Cost of sales		**(354.3)**	(312.9)	(682.2)
Gross profit		**159.3**	130.5	288.1
Selling and distribution costs		**(29.5)**	(26.2)	(54.7)
Administrative expenses		**(51.3)**	(37.3)	(83.4)
Share of post-tax results of joint ventures and associates		**1.7**	1.6	3.1
Profit on disposal of undertakings	12	**1.9**	–	–
		82.1	68.6	153.1
Comprising:				
Trading profit from continuing operations	3	**81.8**	71.3	170.0
Profit on disposal of undertakings	12	**1.9**	–	–
Amortisation of intangible assets arising on acquisition		**(1.6)**	(2.7)	(16.9)
		82.1	68.6	153.1
Gain/(loss) on revaluation of currency instruments	9	**10.7**	(13.7)	(16.1)
Operating profit	3	**92.8**	54.9	137.0
Finance income	4	**20.6**	15.3	31.6
Finance expense	4	**(24.4)**	(20.0)	(42.6)
Profit on continuing operations before taxation		**89.0**	50.2	126.0
Tax on continuing operations	6	**(25.3)**	(13.9)	(35.3)
Profit on continuing operations after taxation		**63.7**	36.3	90.7
Discontinued operations				
Profit after taxation from discontinued operations	11	**13.9**	2.4	7.4
Profit after taxation for the period		**77.6**	38.7	98.1
Profit attributable to equity shareholders	5	**77.4**	38.2	97.6
Profit attributable to minority interests		**0.2**	0.5	0.5
Profit after taxation for the period		**77.6**	38.7	98.1
Earnings per ordinary share	5			
– Basic		**6.87p**	3.41p	8.71p
– Fully diluted		**6.80p**	3.39p	8.66p
Dividends				
– Proposed per share (not accrued)		**1.11p**	1.01p	2.40p
– Proposed per share (accrued)		**2.40p**	2.18p	–
– Paid per share		**–**	–	3.19p
– Proposed £ million (not accrued)		**12.5**	11.3	27.0
– Proposed £ million (accrued)		**27.1**	24.5	–
– Paid £ million		**–**	–	35.8

Consolidated balance sheet (unaudited)

As at 30 June 2006

£m	Note	As at 30.6.06	Restated as at 30.6.05	As at 31.12.(
Assets				
Non-current assets				
Intangible assets		**527.4**	589.8	528.
Property, plant and equipment	7	**193.2**	227.1	202.
Investment properties		**4.0**	4.1	4.
Investments in joint ventures and associates		**13.3**	15.0	14.
Trade and other receivables		**10.0**	8.3	8.
Derivative financial instruments	9	**10.9**	4.6	4.
Deferred taxation assets		**6.4**	3.8	6.
		765.2	852.7	769.
Current assets				
Inventories		**179.9**	207.3	167.
Trade and other receivables		**199.1**	224.0	208.
Corporation tax		**1.9**	1.5	2.
Derivative financial instruments	9	**7.4**	1.0	1.
Cash and cash equivalents		**279.2**	98.8	251.
Assets classified as held for sale		**–**	28.9	18.
		667.5	561.5	649.
Liabilities				
Current liabilities				
Borrowings		**(237.8)**	(265.0)	(276.
Trade and other payables		**(212.2)**	(219.7)	(174.
Derivative financial instruments	9	**(1.4)**	(0.4)	(3.
Corporation tax		**(44.9)**	(52.5)	(48
Provisions		**(41.3)**	(25.4)	(42.
Liabilities classified as held for sale		**–**	(14.8)	(14.
		(537.6)	(577.8)	(559.
Non-current liabilities				
Borrowings		**(126.3)**	(156.8)	(151.
Trade and other payables		**(5.8)**	(4.7)	(7.
Derivative financial instruments	9	**(6.7)**	(1.7)	(2.
Deferred taxation liabilities		**(14.2)**	(35.5)	(8.
Provisions		**(36.5)**	(10.8)	(20.
Retirement benefit obligation		**(72.7)**	(69.2)	(81.
		(262.2)	(278.7)	(272
Net assets		**632.9**	557.7	587.
Capital and reserves				
Called up share capital		**28.2**	28.0	28.
Share premium account		**92.5**	87.5	87.
Translation reserve		**(10.6)**	3.1	13.
Other reserves		**13.8**	1.8	11.
Retained earnings		**508.9**	435.5	445.
Total shareholders' equity		**632.8**	555.9	585.
Minority interest in equity		**0.1**	1.8	1.
Total equity		**632.9**	557.7	587.

Net debt		**(84.9)**	(319.8)	(168.
Gearing		**13.4%**	57.3%	28.7%

Consolidated cash flow statement (unaudited)
For the half year ended 30 June 2006

£m	Note	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Cash flows from operating activities				
Cash generated from operations	2	**73.7**	75.2	210.3
Corporation taxes paid		**(25.4)**	(11.2)	(39.2)
Interest paid		**(13.8)**	(8.7)	(23.6)
Interest received		**9.1**	5.1	11.9
Net cash from operating activities		**43.6**	60.4	159.4
Net cash from/(used in) investing activities	2	**9.7**	(196.1)	(101.9)
Cash flows from financing activities				
Issue of share capital	2	**5.1**	5.0	6.1
Dividends paid		**–**	–	(35.8)
Dividends paid to minority interests		**–**	(0.8)	(0.3)
(Decrease)/Increase in borrowings		**(27.6)**	163.9	136.1
Repayment of obligations under finance leases		**–**	(11.8)	(12.8)
Net cash (used in)/from financing activities		**(22.5)**	156.3	93.3
Net increase in cash and cash equivalents		**30.8**	20.6	150.8
Cash and cash equivalents at start of period		**246.6**	101.4	101.4
Initial application of IAS 21, 32 and 39		**–**	(7.6)	(7.6)
Cash and cash equivalents at start of period as restated		**246.6**	93.8	93.8
Exchange movements		**(2.9)**	(12.3)	2.0
Cash and cash equivalents at end of period		**274.5**	102.1	246.6

Cash and cash equivalents above are shown net of bank overdrafts of £4.7m (31.12.2005: £13.5m; 30.6.2005: £nil). These are classified as borrowings in the balance sheet.

Cash and cash equivalents include £nil (31.12.2005: £8.3m; 30.6.2005: £3.3m) cash held in assets held for resale.

Statement of recognised income and expense (unaudited)
For the half year ended 30 June 2006

£m	Note	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
Profit after taxation for the period		**77.6**	38.7	98.1
Net translation differences on investments in overseas subsidiaries		**(7.6)**	(3.8)	3.2
Actuarial loss on pensions		**–**	–	(46.5)
Movement on deferred tax relating to actuarial loss on pensions		**–**	–	14.0
Fair value gain/ (loss) on cash flow hedge	9	**3.1**	(2.1)	1.7
Movement on deferred tax relating to cash flow hedge		**(0.8)**	0.6	(0.5)
Net expenses recognised directly in equity		**(5.3)**	(5.3)	(28.1)
Total income and expense for the period		**72.3**	33.4	70.0
Initial application of IAS 21, 32 and 39		**–**	7.3	7.3
Total recognised income for the period		**72.3**	40.7	77.3
Attributable to:				
Equity holders of the parent		**72.1**	40.2	76.8
Minority interest		**0.2**	0.5	0.5
		72.3	40.7	77.3

Notes to the Interim Report (unaudited)

For the half year ended 30 June 2006

1. Basis of preparation

These unaudited consolidated interim financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority. These comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the statement of recognised income and expense and the related notes ("the interim financial statements").

The accounting policies remain as published in the financial statements for the year ended 31 December 2005 and are expected to be applied for the year ended 31 December 2006, in accordance with International Financial Reporting Standards (IFRS), as adopted in the EU, and International Financial Reporting Interpretation Council (IFRIC) interpretations issued and effective at the time of their preparation.

There has been no change to these accounting policies as a result of new standards, amendments and interpretations to existing standards that have been published and which are mandatory from 1 January 2006. The Group has chosen not to early adopt IAS 34 "Interim Financial Statements" in the preparation of these interim financial statements.

These interim financial statements have been prepared on a going concern basis under the historical cost convention, as modified by the revaluation of certain current assets, financial assets and financial liabilities held for trading and derivative contracts, which are held at fair value.

The June 2005 comparative figures have been restated to reflect the prior year adjustment recorded in the 2005 Annual Report relating to the acquisition of National Jet Systems Pty Limited in 2000, with the effect that provisions at 1 January 2005 have been increased by £9.0m, a deferred tax asset of £2.7m has been recognised and opening reserves adjusted by a net £6.3m. The effect on profit after tax for the six months to 30 June 2005 is an increase of £0.3m. There have also been some minor adjustments and reclassifications to the previously unaudited IFRS transition statements.

The June 2005 comparative figures have also been restated to disclose the Fluid and Air group of companies as discontinued operations. This presentation is consistent with that in the 2005 Annual Report and Accounts, following their disposal on 17 November 2005. Note 11 provide further information regarding the quantification of this restatement.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at th date of the financial statements and the reported amounts of revenues an expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

These interim financial statements and the comparative figures for the year ended 31 December 2005 do not constitute full accounts within the meanir of the Companies Act 1985. Full accounts for that year, which include an unqualified audit report and no statements under sections 237(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companie

This report is being sent to shareholders and will be available to members o the public at Cobham plc's, "the Company's" registered office at Brook Roa Wimborne, Dorset, BH21 2BJ, England and on the Company's website www.cobham.com.

Notes to the Interim Report
or the half year ended 30 June 2006

. Notes to the consolidated cash flow statement

n	Note	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
ash flows from operating activities				
ofit after taxation for the period		**77.6**	38.7	98.1
djustments for:				
Tax	6	**25.4**	14.9	40.8
Finance income	4	**(20.7)**	(15.3)	(31.9)
Finance expense	4	**24.4**	20.0	42.6
Profit on disposal of undertakings	12	**(15.0)**	–	(5.6)
(Gain)/loss on revaluation of currency instruments	9	**(10.7)**	13.7	16.1
Share of post tax profits from joint ventures and associates		**(1.7)**	(1.6)	(3.1)
Depreciation		**18.5**	22.9	44.5
Amortisation of intangible fixed assets		**1.9**	4.3	18.2
Profit on sale of property, plant and equipment		**(2.2)**	–	(2.1)
Pension contributions in excess of pension expenditure		**(0.6)**	(2.7)	(3.4)
Share based payments		**1.6**	1.4	2.7
perating cash flows before movements in working capital and provisions		**98.5**	96.3	216.9
Decrease)/increase in provisions		**(4.6)**	2.7	12.6
ncrease in working capital		**(20.2)**	(23.8)	(19.2)
Movements in working capital and provisions		**(24.8)**	(21.1)	(6.6)
ash generated from operations		**73.7**	75.2	210.3
Cash flows from investing activities				
Dividends received from joint venture		**3.0**	0.7	1.2
roceeds on disposal of property, plant and equipment	7	**13.2**	0.4	6.4
urchase of property, plant and equipment		**(29.1)**	(17.2)	(38.9)
urchase of intangible fixed assets		**(0.2)**	–	(4.0)
Capitalised expenditure on development costs		**(0.1)**	(1.6)	(1.7)
cquisition of subsidiaries net of cash acquired	10	**(12.3)**	(178.4)	(189.0)
cquisition of minority interests		**(4.2)**	–	–
Payment of deferred consideration		**(3.0)**	–	(2.3)
Disposal of undertakings		**48.8**	–	149.4
nvestment in joint ventures and associates		**–**	–	1.0
Special pension contribution		**(6.4)**	–	(24.0)
Net cash from/(used in) investing activities		**9.7**	(196.1)	(101.9)

Reconciliation of net cash flow to movement in net debt

m	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
ncrease in cash and cash equivalents in the period	**30.8**	20.6	150.8
Decrease/(increase) in debt and lease financing	**27.6**	(153.0)	(127.2)
Exchange movements	**25.0**	(15.3)	(19.8)
Movement in net debt in the period	**83.4**	(147.7)	3.8
Net debt at beginning of period	**(168.3)**	(163.9)	(163.9)
nitial application of IAS 21, 32 and 39	**–**	(8.2)	(8.2)
Net debt at beginning of period as restated	**(168.3)**	(172.1)	(172.1)
Net debt at end of period	**(84.9)**	(319.8)	(168.3)

Net debt includes £nil (31.12.2005: £8.2m; 30.6.2005: £3.2m) net cash held in assets held for resale. During the half year to 30 June 2006 the Group drew down debt of £8.8m and repaid debt of £36.4m. During the half year to 30 June 2006 the Company issued 6,052,680 shares on the exercise of share options.

3. Segmental analysis by business

The segmental analysis is based on the new divisional structure effective from 1 January 2006, comprising six operating divisions and one non-operating division which includes Head Office and other activities. The comparative figures for 30 June 2005 and 31 December 2005 have been restated in accordance with this new divisional structure. The principal activities of the Cobham divisions are:

Air Refuelling and Auxiliary Mission Equipment	Air refuelling equipment and pneumatic weapons carriage release systems
Antennas	Antenna components and sub-systems
Avionics and Surveillance	Electronic products for airborne, marine and land applications
Defence Electronic Systems	Air, ground and ship board antenna sub-systems, positioners, radomes and high-power microwave components
Life Support	Aviation oxygen, pneumatic technology for fin actuation in missiles and cryostatic cooling products
Flight Operations and Services	Operation and maintenance of aircraft in aerospace and defence markets

3. Segmental analysis by business (continued)

£m	Air Refuelling and Auxiliary Mission Equipment	Antennas	Avionics and Surveillance	Defence Electronic Systems	Life Support	Flight Operations and Services	Other Activities	
Revenue								
Half year to 30.6.06								
Revenue	**41.2**	**92.0**	**100.8**	**100.7**	**73.0**	**96.4**	**17.5**	
Inter-segmental revenue	**(1.1)**	**(2.4)**	**(2.8)**	**(1.6)**	**–**	**(0.1)**	**–**	
Third party revenue – continuing operations	**40.1**	**89.6**	**98.0**	**99.1**	**73.0**	**96.3**	**17.5**	**51**
Third party revenue – discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**3.6**	
Total third party revenue	**40.1**	**89.6**	**98.0**	**99.1**	**73.0**	**96.3**	**21.1**	**51**
Half year to 30.6.05 (restated)								
Revenue	52.5	75.9	100.2	49.2	60.1	99.1	15.2	
Inter-segmental revenue	(1.7)	(3.2)	(2.8)	(0.3)	(0.8)	–	–	
Third party revenue – continuing operations	50.8	72.7	97.4	48.9	59.3	99.1	15.2	44
Third party revenue – discontinued operations	–	–	–	–	–	–	72.9	7
Total third party revenue	**50.8**	**72.7**	**97.4**	**48.9**	**59.3**	**99.1**	**88.1**	**51**
Year to 31.12.05 (restated)								
Revenue	127.1	173.9	196.3	130.9	129.9	197.0	32.5	
Inter-segmental revenue	(2.7)	(7.2)	(6.4)	(1.2)	–	0.2	–	
Third party revenue – continuing operations	124.4	166.7	189.9	129.7	129.9	197.2	32.5	97
Third party revenue – discontinued operations	–	–	–	–	–	–	120.1	12
Total third party revenue	**124.4**	**166.7**	**189.9**	**129.7**	**129.9**	**197.2**	**152.6**	**1,09**
Result								
Half year to 30.6.06								
Result before joint ventures and associates	**3.8**	**19.2**	**12.1**	**24.2**	**12.3**	**7.9**	**11.6**	**9**
Share of post-tax results of joint ventures and associates	**–**	**–**	**–**	**–**	**–**	**1.7**	**–**	
Operating profit from continuing operations	**3.8**	**19.2**	**12.1**	**24.2**	**12.3**	**9.6**	**11.6**	**9**
Profit on disposal of undertakings	**–**	**–**	**–**	**–**	**–**	**–**	**(1.9)**	**(**
Gain on revaluation of currency instruments	**–**	**–**	**–**	**–**	**–**	**–**	**(10.7)**	**(1**
Amortisation of intangible assets on acquisition	**–**	**0.8**	**1.3**	**(0.9)**	**0.4**	**–**	**–**	
Trading profit from continuing operations	**3.8**	**20.0**	**13.4**	**23.3**	**12.7**	**9.6**	**(1.0)**	**8**
Trading profit from discontinued operations	**–**	**–**	**–**	**–**	**–**	**–**	**0.8**	**(**
Total trading profit	**3.8**	**20.0**	**13.4**	**23.3**	**12.7**	**9.6**	**(0.2)**	**8**
Half year to 30.6.05 (restated)								
Result before joint ventures and associates	9.9	16.4	13.7	9.7	10.5	7.3	(14.2)	5
Share of post-tax results of joint ventures and associates	–	0.2	–	–	–	1.4	–	
Operating profit from continuing operations	9.9	16.6	13.7	9.7	10.5	8.7	(14.2)	5
Loss on revaluation of currency instruments	–	–	–	–	–	–	13.7	1
Amortisation of intangible assets on acquisition	–	–	0.1	0.9	–	–	1.7	
Trading profit from continuing operations	9.9	16.6	13.8	10.6	10.5	8.7	1.2	7
Trading profit from discontinued operations	–	–	–	–	–	–	3.4	
Total trading profit	**9.9**	**16.6**	**13.8**	**10.6**	**10.5**	**8.7**	**4.6**	**7**
Year to 31.12.05 (restated)								
Result before joint ventures and associates	26.4	38.0	25.0	19.5	21.2	13.8	(10.0)	13
Share of post-tax results of joint ventures and associates	–	0.2	–	–	–	2.9	–	
Operating profit from continuing operations	26.4	38.2	25.0	19.5	21.2	16.7	(10.0)	13
Loss on revaluation of currency instruments	–	–	–	–	–	–	16.1	1
Amortisation of intangible assets on acquisition	0.1	1.3	2.9	11.3	1.3	–	–	1
Trading profit from continuing operations	26.5	39.5	27.9	30.8	22.5	16.7	6.1	17
Trading profit from discontinued operations	–	–	–	–	–	–	7.7	
Total trading profit	**26.5**	**39.5**	**27.9**	**30.8**	**22.5**	**16.7**	**13.8**	**17**

FSTA bid costs of £1.8m (30.6.05: £1.3m; 31.12.05: £2.5m) are included in "Other Activities".

Notes to the Interim Report

. Finance income and expense

n	Half year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
ontinuing operations			
nance income:			
ank interest	**8.5**	3.8	10.2
ther interest	**0.8**	0.7	0.4
xpected return on pension scheme assets	**11.3**	10.8	21.0
otal finance income	**20.6**	15.3	31.6
nance expense:			
terest on bank overdrafts and loans	**(13.1)**	(7.1)	(21.1)
terest on obligations under finance leases	**–**	(1.9)	(0.9)
terest on other borrowings	**(0.3)**	(0.8)	(0.6)
terest on pension scheme liabilities	**(11.0)**	(10.2)	(20.0)
otal finance expense	**(24.4)**	(20.0)	(42.6)
iscontinued operations			
inance income:			
ank interest	**0.1**	–	0.3
otal finance income	**0.1**	–	0.3
otal			
inance income:			
ank interest	**8.6**	3.8	10.5
ther interest	**0.8**	0.7	0.4
xpected return on pension scheme assets	**11.3**	10.8	21.0
otal finance income	**20.7**	15.3	31.9
inance expense:			
nterest on bank overdrafts and loans	**(13.1)**	(7.1)	(21.1)
nterest on obligations under finance leases	**–**	(1.9)	(0.9)
nterest on other borrowings	**(0.3)**	(0.8)	(0.6)
nterest on pension scheme liabilities	**(11.0)**	(10.2)	(20.0)
otal finance expense	**(24.4)**	(20.0)	(42.6)
et finance expense	**(3.7)**	(4.7)	(10.7)

5. Earnings per share
Basic EPS

		Half year to 30.6.06	Restated half year to 30.6.05	Ye 31.1
Profit after taxation attributable to equity shareholders	£m	77.4	38.2	9
Weighted average number of shares	million	1,126.9	1,119.4	1,12
Basic EPS	pence	**6.87**	3.41	8

Fully diluted EPS

Profit after taxation attributable to equity shareholders	£m	77.4	38.2	9
Weighted average number of shares	million	1,126.9	1,119.4	1,12
Effect of dilutive securities:				
Options		10.0	7.1	
Long term incentive plans		1.2	1.7	
Fully diluted number of shares	million	1,138.1	1,128.2	1,12
Fully diluted EPS	pence	**6.80**	3.39	8

Underlying EPS

£m				
Profit after taxation attributable to equity shareholders		77.4	38.2	9
Profit on disposal of businesses (after tax)		(15.0)	–	(
(Gain)/Loss on revaluation of currency instruments (after tax)		(7.5)	9.6	1
Amortisation of intangible assets arising on acquisition (after tax)		1.1	1.9	1
Underlying profit after taxation		56.0	49.7	11
Weighted average number of shares	million	1,126.9	1,119.4	1,12
Underlying EPS	pence	**4.97**	4.44	10.

The tables above include the results of both continuing and discontinued operations. The EPS arising from discontinued operations is shown in Note 11.

6. Taxation charge

£m	Half year to 30.6.06	Restated half year to 30.6.05	Yea 31.1
Continuing operations			
United Kingdom	13.4	5.1	2
Overseas	11.9	8.8	1
Tax on continuing operations	25.3	13.9	3
Tax on discontinued operations	0.1	1.0	
Total tax charge for the period	25.4	14.9	4
Tax charge included in share of post-tax results of joint ventures and associates	0.7	0.6	

7. Property, plant and equipment
Details of property, plant and equipment acquired and disposed of are as follows:

£m	Half year to 30.6.06	Half year to 30.6.05	Year to 31.12
Additions	28.1	17.2	3
Carrying amount of disposals	15.4	0.4	4
Proceeds of disposals	13.2	0.4	6

Commitments for the acquisition of property, plant and equipment are as follows:

£m	As at 30.6.06	As at 30.6.05	As at 31.12
Commitments	40.7	0.3	

Capital commitments at 30 June 2006 mainly relate to aircraft for the Australian Coastwatch contract.

8. Contingent liabilities
There have been no changes in contingent liabilities since 31 December 2005.

. Derivative financial instruments

n	Cash flow hedge	Fair value hedge	Currency translation derivatives	Total
lovement in fair values				
iitial application of IAS 32 and 39	–	0.9	17.6	18.5
air value gain/(loss) in half year to 30 June 2005				
– Through income statement	–	0.8	(13.7)	(12.9)
– Through reserves	(2.1)	–	–	(2.1)
air value at 30 June 2005	(2.1)	1.7	3.9	3.5
air value gain/(loss) in half year to 31 December 2005				
– Through income statement	–	(4.2)	(2.4)	(6.6)
– Through reserves	3.8	–	–	3.8
air value at 31 December 2005	1.7	(2.5)	1.5	0.7
air value gain/(loss) in half year to 30 June 2006				
– Through income statement	**–**	**(4.3)**	**10.7**	**6.4**
– Through reserves	**3.1**	**–**	**–**	**3.1**
air value at 30 June 2006	**4.8**	**(6.8)**	**12.2**	**10.2**

nterest rate swaps are accounted for using hedge accounting. Movements in fair values are matched against the corresponding liabilities (fair value hedge hrough the income statement) or reflected in reserves (cash flow hedge through reserves) as appropriate.

Currency instruments are not accounted for using hedge accounting and movements in fair values are reflected in the income statement.

The fair values of the Group's currency and interest rate derivatives are established using valuation techniques, primarily discounting cash flows, based on assumptions that are supported by observable market prices or rates.

m	Cash flow hedge	Fair value hedge	Currency translation derivatives	Total
Balance sheet analysis				
Derivative financial instruments – non-current assets	–	1.5	3.1	4.6
Derivative financial instruments – current assets	–	0.2	0.8	1.0
Derivative financial instruments – current liabilities	(0.4)	–	–	(0.4)
Derivative financial instruments – non-current liabilities	(1.7)	–	–	(1.7)
Fair value at 30 June 2005	(2.1)	1.7	3.9	3.5
Derivative financial instruments – non-current assets	1.3	–	3.2	4.5
Derivative financial instruments – current assets	0.4	–	1.3	1.7
Derivative financial instruments – current liabilities	–	(0.5)	(3.0)	(3.5)
Derivative financial instruments – non-current liabilities	–	(2.0)	–	(2.0)
Fair value at 31 December 2005	1.7	(2.5)	1.5	0.7
Derivative financial instruments – non-current assets	**4.6**	**–**	**6.3**	**10.9**
Derivative financial instruments – current assets	**0.7**	**–**	**6.7**	**7.4**
Derivative financial instruments – current liabilities	**–**	**(0.6)**	**(0.8)**	**(1.4)**
Derivative financial instruments – non-current liabilities	**(0.5)**	**(6.2)**	**–**	**(6.7)**
Fair value at 30 June 2006	**4.8**	**(6.8)**	**12.2**	**10.2**

10. Acquisitions of subsidiaries

The acquisitions during the half year to 30 June 2006 were as follows:

Names of businesses acquired	Principal activity	Date of acquisition	Proportion of shares acquired %	C acqui
New subsidiaries				
Aerodata Flight Inspection GmbH	Inspection and calibration of aircraft safety systems	13 February 2006	100%	€
domo Limited	Digital wireless video technology	14 June 2006	100%	£17
Remaining minority interests in subsidiaries to obtain 100% holding				
Wavecall Communications Inc.	Satellite communications	9 June 2006	25%	US
Flight Precision Limited	Inspection and calibration of aircraft safety systems	13 February 2006	49%	€4

Components of the cost of acquisition of new subsidiaries:

£m	
Cash	
Contingent consideration	
Directly attributable acquisition costs	

As at 30 June 2006, fair values of assets and liabilities acquired are provisional and subject to potential subsequent adjustment.

A summary of the book values and fair value adjustments of the acquisitions is as follows:

£m	Fair value	Book value to acqui
Non-current assets		
– Intangibles	8.8	
– Property, plant and equipment	1.5	
Current assets		
– Inventories	0.4	
– Trade receivables	1.0	
– Bank and cash balances	1.7	
Current liabilities		
– Trade payables	(1.1)	
– Corporation tax	(0.5)	
Non-current liabilities		
– Deferred tax liability	(2.7)	
Net assets acquired	9.1	
Goodwill	13.6	
Total consideration	22.7	

Directly attributable acquisition costs included in the cost of acquisition are the direct legal and accounting costs incurred in developing the acquisition contracts and performing due diligence activities.

All intangible assets were recognised at their respective fair values. The residual excess of the total cost over the fair value of the net assets acquired is recognised as goodwill in the financial statements. Goodwill represents the premium paid in anticipation of future economic benefits from assets that are not capable of being separately identified and separately recognised.

Adjustments from book value to fair value include adjustments arising from the application of Group accounting policies, the recognition of intangible fixe assets under IFRS3 "Business Combinations" and fair value adjustments to property, plant and equipment and receivables.

The profit after tax since the date of acquisition was £0.1m. If the acquisitions had taken effect on 1 January 2006 Group total revenues would have been estimated at £519.7m and profit after tax £78.3m.

This information is not necessarily indicative of the results of operations that would have occurred had the operations been acquired at the start of the yea nor of future results of the combined operations.

Notes to the Interim Report

1. Discontinued operations

n 8 March 2006 Wallop Defence Systems Limited was sold, completing the disposal of the Group's Countermeasures operations, which was initiated on 28 ne 2005. At 31 December 2005 and at 30 June 2005 this operation was classified as held for sale and presented separately in the balance sheet. The results this business are reported within discontinued operations in 2006, as in 2005.

or the half year to 30 June 2005 and year to 31 December 2005 discontinued operations also included the Group's other Countermeasures business, R Countermeasures Inc, and the Cobham Fluid Systems products division, which were sold in the second half of 2005.

n 17 November 2005 the Group disposed of the Fluid and Air group. In addition to the businesses noted above, this was disclosed as a discontinued operation the financial statements for the year ended 31 December 2005. Discontinued operations for the half year to 30 June 2005 have been restated to include venue of £58.4m and profit after taxation of £2.0m of the Fluid and Air group.

ne results of the discontinued operations as described above included in the consolidated income statements are as follows:

ı	Half Year to 30.6.06	Restated half year to 30.6.05	Year to 31.12.05
evenue	**3.6**	72.9	120.1
xpenses	**(2.7)**	(69.5)	(112.1)
ofit from discontinued operations before tax	**0.9**	3.4	8.0
ax	**(0.1)**	(1.0)	(1.9)
ofit for the year after tax	**0.8**	2.4	6.1
ofit on disposal before tax	**13.1**	–	4.9
ax on profit on disposal	**–**	–	(3.6)
otal profit after taxation from discontinued operations	**13.9**	2.4	7.4
arnings per ordinary share of discontinued operations			
– Basic	**1.23p**	0.21p	0.66p
– Fully diluted	**1.22p**	0.21p	0.66p

2. Disposal of undertakings

s referred to in Note 11 above, on 8 March 2006, the Group disposed of Wallop Defence Systems Limited for £33.8m, resulting in a profit on disposal, eported within discontinued operations, of £13.0m. A further £0.1m of income has arisen from disposal costs provided in 2005 which are no longer required.

On 13 April 2006 the Group disposed of Precision Antennas Limited for £15.4m, on 19 May 2006 it sold Atlas Composites Limited for £0.6m and on 29 June 006 it sold Slingsby Aviation Limited for £1.7m. These entities do not form a separate line of business for the Group and hence have been included within ontinuing operations. The net profit on disposal of £1.9m has been disclosed separately on the income statement under 'Profit on disposal of undertakings'.

13. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Trading transactions

During the period, Group entities entered into the following trading transactions with joint venture and associate companies:

£m	Half year to 30.6.06	Half year to 30.6.05	Year to 31.1
Sale of goods	0.6	0.7	
Purchase of goods	–	–	[illegible]
Amounts owed by related parties	–	0.1	
Amounts owed to related parties	–	–	
Dividends received	3.0	–	
Management fees	–	–	[illegible]

Sales of goods to related parties were made at the Group's usual list prices for sales to non-related parties. Goods are bought on the basis of the price lists in force with non-related parties.

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognised in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Transactions with key management personnel

During the period the Board gave its consent to the extension of Mr A. Hannam's employment for a year beyond his contractual retirement date, 28 March 2006. Contributions to the Cobham Executive Pension Plan on Mr Hannam's behalf ceased on 28 March 2006. In lieu of this a one-off payment of £96,630 was made to a new Money Purchase arrangement. Limited life assurance cover is being provided for the duration of the contract extension.

14. Post balance sheet events

On 26 July 2006 the Group announced the disposal of Dräger Aerospace GmbH to B/E Aerospace, Inc for a total consideration of €64m, on a debt and cash free basis.

ndependent review report to Cobham plc

ntroduction
/e have been instructed by the Company to review the financial formation for the six months ended 30 June 2006 which comprises the onsolidated interim balance sheet as at 30 June 2006 and the related onsolidated interim statements of income, cash flows and recognised come and expense for the six months then ended and the related notes. /e have read the other information contained in the Interim Report and onsidered whether it contains any apparent misstatements or material consistencies with the financial information.

irectors' responsibilities
he Interim Report, including the financial information contained therein, the responsibility of, and has been approved by the directors. The Listing ules of the Financial Services Authority require that the accounting policies nd presentation applied to the interim figures should be consistent with ose applied in preparing the preceding annual accounts except where any hanges, and the reasons for them, are disclosed.

he Interim Report has been prepared in accordance with the basis set out Note 1.

eview work performed
Ve conducted our review in accordance with guidance contained in Bulletin 999/4 issued by the Auditing Practices Board for use in the United Kingdom.

review consists principally of making enquiries of management and pplying analytical procedures to the financial information and underlying inancial data and, based thereon, assessing whether the disclosed accounting olicies have been applied. A review excludes audit procedures such as ests of controls and verification of assets, liabilities and transactions. It is ubstantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial nformation. This report, including the conclusion, has been prepared for and nly for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this eport, accept or assume responsibility for any other purpose or to any other erson to whom this report is shown or into whose hands it may come save vhere expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications hat should be made to the financial information as presented for the six nonths ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Southampton
12 September 2006

Notes:
(a) The maintenance and integrity of the Cobham plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the website.
(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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